UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 28, 2011
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         292,508
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    292,508
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             292,508
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     8.1%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Personal funds in the aggregate amount of $636,797.05 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

     The respondent, who continues to hold the shares for investment purposes, is filing this Amendment #7 to report an increase in his position in the company's common stock to 8.1%, from the 7.0% previously reported in Amendment #6, on September 9, 2011.

     On December 26, 2011, the respondent sent an e-mail (see Exhibit #1) to Compensation Committee members Kenneth Scheriff and Jeffrey Franklin, and Lead Independent Director Marc Utay (for forwarding to the entire board). In the e-mail, the respondent commented on the company's 8-K, filed on December 12, 2011, announcing that director Dennis Kalick would not stand for reelection at the next annual meeting. Respondent requested the board fill the expiring seat with a new "bonafide independent" member, "sourced from, or with the approval of [the company's] major outside shareholders," or, alternatively, to permanently reduce the board size to 7, and have one MORE of the legacy directors, that are closely "tethered" to the CEO, Richard Horowitz, also step down.

     In addition, in the aforementioned e-mail, the respondent 1) repeated his request that the board separate the roles of chairman and CEO, 2) repeated his request that the board release the peer group company list utilized by the Compensation Committee to establish a CEO employment agreement renewal, and 3) asked the board to consider a "Dutch Tender" offer (assuming the financing would be obtainable), for the company to buyback up to 500,000 shares of its common stock, at a price range of $4-5.

     On January 4, 2012, the company filed a Form 8-K, announcing a renewal of CEO Richard Horowitz's employment for another 3 years. As the respondent believed the $650,000 base pay in the contract to be excessive, and he had not received, to date, a response from the board or Compensation Commitee on his e-mail of December 26, 2011...on January 6, 2012, he sent a follow up e-mail (see Exhibit #2) to the Compensation Committee, and entire board, in which he
1) indicated that the base pay for Mr. Horowitz's employment renewal was "wholly inappropriate," and 2) formally demanded that the board release the peer company group utilized in the outside compensation review. The board responded, in a limited, "boilerplate," defensive, and noncommital fashion, by e-mail, on January 7, 2012.

     Finally, on January 10, 2012, the respondent sent an e-mail to the Compensation Committee, and the entire board (see Exhibit #3). In the e-mail, the respondent 1) noted the positive changes the compensation committee had made in the new employment agreement. More significantly, the respondent
2) made a sweeping, broadbased, and damning case against the compensation committee, for how the $650,000 base salary renewal for Mr. Horowitz remained "unseemly," based on, among other things, a) the CEO's lengthy record of value destruction, and b) peer group comparisons by an outside shareholder, and respected advisory firm Proxy Governance, that suggested the base pay should have been set at roughly HALF of what Mr. Horowitz was awarded. Also, the respondent 3) again, implicitly and explicitly repeated his demand that the board release the peer group companies utilized in the outside compensation review.

     Despite pernicious and ongoing issues related primarily to corporate governance, and (of course) executive pay, the respondent believes the board has been making frustratingly slow, and sporadic, progress, overall. The respondent intends to continue to communicate, in public forums, press releases, and amended 13D filings, as necessary and/or required by law, to educate and inform the P&F shareholder base, and the broader "corporate governance space," on P&F's corporate governance issues, lack of adequate board independence, and the continued domination of the board, overall, by members whose primary interest is advancing Mr. Horowitz's parochial, pecuniary, and personal interests. Consequentially, respondent continues to believe that P&F's common stock, while fundamentally undervalued, will continue to trade at a discount to what "fair value" might otherwise be perceived as. (The respondent believes that the Company has historically been viewed by many investors, de facto, as a nominally public Company, being operated primarily for the private gain of Richard Horowitz.)

ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     At the close of business on January 9, 2012, respondent has sole voting and dispositive power over 292,508 shares of P&F Industries, Inc.'s common stock. According to the Company's latest Form 10-Q filing, as of November 11, 2011, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 8.1% of the Company's common stock. Transactions effected by the respondent in the last 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

10/31/11  bought 5478 shares @ $4.09
11/08/11  bought 5000 shares @ $3.87
11/10/11  bought 400 shares @ $3.60
11/11/11  bought 2000 shares @ $3.71
11/15/11  bought 722 shares @ $3.60
11/18/11  bought 100 shares @ $3.61
11/21/11  bought 3930 shares @ $3.62
11/23/11  bought 2500 shares @ $3.56
11/30/11  bought 100 shares @ $3.49
12/01/11  bought 1012 shares @ $3.49
12/05/11  bought 1500 shares @ $3.46
12/06/11  bought 1209 shares @ $3.48
12/07/11  bought 291 shares @ $3.48
12/22/11  bought 1500 shares @ $3.52
12/23/11  bought 1500 shares @ $3.52
12/27/11  bought 716 shares @ $3.43
12/28/11  bought 5591 shares @ $3.42

ITEM 7.  Material to be Filed as Exhibits

Exhibit #1: E-mail dated December 26, 2011, from Timothy Stabosz, to the P&F Compensation Committee, and to the entire board.

Exhibit #2: E-mail dated January 6, 2012, from Timothy Stabosz, to the P&F Compensation Committee, and to the entire P&F board.

Exhibit #3: E-mail dated January 9, 2012, from Timothy Stabosz, to the P&F Compensation Committee, and to the entire board.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  01/10/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor